No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 1, 2017, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 4, 2017

August 1, 2017

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2017

Tokyo, August 1, 2017 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2017.

First Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal first quarter ended June 30, 2017 totaled JPY 207.3 billion (USD 1,851 million), an increase of 18.7% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 115.04 (USD 1.03), an increase of JPY 18.11 (USD 0.16) from JPY 96.93 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 3,713.0 billion (USD 33,153 million), an increase of 7.0% from the same period last year, due primarily to increased revenue in financial services business and motorcycle business operations as well as favorable foreign currency translation effects.

Consolidated operating profit for the quarter amounted to JPY 269.2 billion (USD 2,404 million), an increase of 0.9% from the same period last year, due primarily to an increase in sale volume and model mix and continuing cost reduction efforts, despite increased SG&A expenses.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 52.9 billion (USD 473 million), an increase of 94.5% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 335.0 billion (USD 2,991 million), an increase of 16.1% from the same period last year.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 112.00=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2017.

Consolidated Statements of Financial Position for the Fiscal First Quarter Ended June 30, 2017

Total assets increased by JPY 86.1 billion, to JPY 19,044.3 billion from March 31, 2017, mainly due to an increase in Inventory and Equipment of operating leases, despite a decrease in Cash and cash equivalent. Total liabilities decreased by JPY 74.6 billion, to JPY 11,313.8 billion from March 31, 2017, mainly due to a decrease in Trade payable and Retirement benefit liabilities. Total equity increased by JPY 160.8 billion, to JPY 7,730.4 billion from March 31, 2017 due mainly to increased Retained earnings attributable to increased Profit for the period.

Consolidated Statements of Cash Flows for the Fiscal First Quarter Ended June 30, 2017

Consolidated cash and cash equivalents on June 30, 2017 decreased by JPY 86.5 billion from March 31, 2017, to JPY 2,019.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 176.6 billion for the fiscal first quarter ended June 30, 2017. Cash inflows from operating activities increased by JPY 5.2 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 178.7 billion. Cash outflows from investing activities decreased by JPY 3.2 billion compared with the same period of the previous fiscal year, due mainly to a decrease in Payments for additions to property, plant and equipment.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 88.5 billion. Cash outflows from financing activities increased by JPY 141.2 billion compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2018

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2018, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2018

	Yen (billions)	Changes from FY 2017
Sales revenue	14,500.0	+ 3.6%
Operating profit	725.0	- 13.8%
Profit before income taxes	900.0	- 10.6%
Profit for the year	605.0	- 11.0%
Profit for the year attributable to owners of the parent	545.0	- 11.6%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	302.39

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 107 for the full year ending March 31, 2018.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2018 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 59.3
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 75.0
SG&A expenses	- 37.0
R&D expenses	- 54.0
Currency effect	- 75.0
The impact of pension plan amendments	- 84.0

Operating profit compared with fiscal year ended March 31, 2017	- 115.7

Share of profit of investments accounted for using the equity method	+ 15.2
Finance income and finance costs	- 6.4

Profit before income taxes compared with fiscal year ended March 31, 2017	- 106.9

Dividend per Share of Common Stock

Fiscal first quarter dividend is JPY 24 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2018, is JPY 96 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Consolidated Financial Summary

For the three months ended June 30, 2016 and 2017

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017
Sales revenue	3,471,730	3,713,096
Operating profit	266,843	269,211
Profit before income taxes	288,492	335,025
Profit for the period attributable to owners of the parent	174,699	207,335

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	96.93	115.04

	U.S. Dollar (millions)
		Three months ended Jun. 30, 2017
Sales revenue		33,153
Operating profit		2,404
Profit before income taxes		2,991
Profit for the period attributable to owners of the parent		1,851

	U.S. Dollar
Earnings per share attributable to owners of the parent		1.03
Basic and diluted

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2017	Jun. 30, 2017
Assets
Current assets:
Cash and cash equivalents	2,105,976	2,019,418
Trade receivables	764,026	725,451
Receivables from financial services	1,878,938	1,861,152
Other financial assets	149,427	148,498
Inventories	1,364,130	1,444,970
Other current assets	292,970	318,024

Total current assets	6,555,467	6,517,513

Non-current assets:
Investments accounted for using the equity method	597,262	645,890
Receivables from financial services	3,070,615	3,116,256
Other financial assets	364,612	393,238
Equipment on operating leases	4,104,663	4,164,365
Property, plant and equipment	3,200,378	3,158,791
Intangible assets	778,192	765,212
Deferred tax assets	121,509	112,176
Other non-current assets	165,425	170,870

Total non-current assets	12,402,656	12,526,798

Total assets	18,958,123	19,044,311

Liabilities and Equity
Current liabilities:
Trade payables	1,183,344	1,089,446
Financing liabilities	2,786,928	2,830,318
Accrued expenses	417,736	373,089
Other financial liabilities	119,784	121,841
Income taxes payable	45,507	69,381
Provisions	348,095	315,470
Other current liabilities	527,448	537,054

Total current liabilities	5,428,842	5,336,599

Non-current liabilities:
Financing liabilities	4,022,190	4,019,344
Other financial liabilities	47,241	50,078
Retirement benefit liabilities	494,131	444,677
Provisions	248,935	241,106
Deferred tax liabilities	900,450	944,202
Other non-current liabilities	246,708	277,871

Total non-current liabilities	5,959,655	5,977,278

Total liabilities	11,388,497	11,313,877

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,189)	(26,192)
Retained earnings	6,712,894	6,877,387
Other components of equity	351,406	363,514

Equity attributable to owners of the parent	7,295,296	7,471,894
Non-controlling interests	274,330	258,540

Total equity	7,569,626	7,730,434

Total liabilities and equity	18,958,123	19,044,311

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2016 and 2017

	Yen (millions)
	Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017
Sales revenue	3,471,730	3,713,096
Operating costs and expenses:
Cost of sales	(2,677,660)	(2,874,789)
Selling, general and administrative	(361,663)	(394,823)
Research and development	(165,564)	(174,273)

Total operating costs and expenses	(3,204,887)	(3,443,885)

Operating profit	266,843	269,211

Share of profit of investments accounted for using the equity method	27,222	52,948
Finance income and finance costs:
Interest income	7,440	8,997
Interest expense	(3,092)	(2,854)
Other, net	(9,921)	6,723

Total finance income and finance costs	(5,573)	12,866

Profit before income taxes	288,492	335,025
Income tax expense	(98,626)	(109,517)

Profit for the period	189,866	225,508

Profit for the period attributable to:
Owners of the parent	174,699	207,335
Non-controlling interests	15,167	18,173

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	96.93	115.04

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2016 and 2017

	Yen (millions)
	Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017
Profit for the period	189,866	225,508
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(10,921)	5,817
Share of other comprehensive income of investments accounted for using the equity method	(2,084)	(1,182)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(376,380)	6,492
Share of other comprehensive income of investments accounted for using the equity method	(36,264)	3,349

Total other comprehensive income, net of tax	(425,649)	14,476

Comprehensive income for the period	(235,783)	239,984

Comprehensive income for the period attributable to:
Owners of the parent	(224,797)	219,855
Non-controlling interests	(10,986)	20,129

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the three months ended June 30, 2016

	Yen (millions)
	Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the period
Profit for the period				174,699		174,699	15,167	189,866
Other comprehensive income, net of tax					(399,496)	(399,496)	(26,153)	(425,649)

Total comprehensive income for the period				174,699	(399,496)	(224,797)	(10,986)	(235,783)
Reclassification to retained earnings				5,307	(5,307)	—		—
Transactions with owners and other
Dividends paid				(39,650)		(39,650)	(29,421)	(69,071)
Purchases of treasury stock			(3)			(3)		(3)

Total transactions with owners and other			(3)	(39,650)		(39,653)	(29,421)	(69,074)

Balance as of June 30, 2016	86,067	171,118	(26,181)	6,334,667	(68,688)	6,496,983	229,948	6,726,931

As of and for the three months ended June 30, 2017

	Yen (millions)
	Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the period
Profit for the period				207,335		207,335	18,173	225,508
Other comprehensive income, net of tax					12,520	12,520	1,956	14,476

Total comprehensive income for the period				207,335	12,520	219,855	20,129	239,984
Reclassification to retained earnings				412	(412)	—		—
Transactions with owners and other
Dividends paid				(43,254)		(43,254)	(35,919)	(79,173)
Purchases of treasury stock			(3)			(3)		(3)

Total transactions with owners and other			(3)	(43,254)		(43,257)	(35,919)	(79,176)

Balance as of June 30, 2017	86,067	171,118	(26,192)	6,877,387	363,514	7,471,894	258,540	7,730,434

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2016	Three months ended Jun. 30, 2017
Cash flows from operating activities:
Profit before income taxes	288,492	335,025
Depreciation, amortization and impairment losses excluding equipment on operating leases	167,075	177,979
Share of profit of investments accounted for using the equity method	(27,222)	(52,948)
Finance income and finance costs, net	(10,901)	14,519
Interest income and interest costs from financial services, net	(30,522)	(30,983)
Changes in assets and liabilities
Trade receivables	93,656	43,116
Inventories	(19,740)	(75,532)
Trade payables	(90,990)	(48,379)
Accrued expenses	(21,539)	(55,386)
Provisions and retirement benefit liabilities	(40,175)	(26,299)
Receivables from financial services	27,098	(5,461)
Equipment on operating leases	(158,531)	(51,744)
Other assets and liabilities	(17,245)	(71,802)
Other, net	(3,198)	4,225
Dividends received	20,362	20,726
Interest received	53,294	57,816
Interest paid	(20,206)	(22,018)
Income taxes paid, net of refunds	(38,322)	(36,217)

Net cash provided by operating activities	171,386	176,637
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(132,375)	(124,693)
Payments for additions to and internally developed intangible assets	(38,460)	(35,828)
Proceeds from sales of property, plant and equipment and intangible assets	5,169	4,529
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(2,835)	—
Payments for acquisitions of investments accounted for using the equity method	—	(2,450)
Payments for acquisitions of other financial assets	(45,572)	(52,603)
Proceeds from sales and redemptions of other financial assets	32,253	31,536
Other, net	(200)	719

Net cash used in investing activities	(182,020)	(178,790)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,411,374	1,878,152
Repayments of short-term financing liabilities	(2,158,928)	(1,766,270)
Proceeds from long-term financing liabilities	226,200	212,833
Repayments of long-term financing liabilities	(364,795)	(335,354)
Dividends paid to owners of the parent	(39,650)	(43,254)
Dividends paid to non-controlling interests	(9,114)	(23,748)
Purchases and sales of treasury stock, net	(3)	(3)
Other, net	(12,367)	(10,904)

Net cash provided by (used in) financing activities	52,717	(88,548)
Effect of exchange rate changes on cash and cash equivalents	(126,732)	4,143

Net change in cash and cash equivalents	(84,649)	(86,558)
Cash and cash equivalents at beginning of year	1,757,456	2,105,976

Cash and cash equivalents at end of period	1,672,807	2,019,418

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and Development, Manufacturing, and Sales and related services

Automobile Business	Automobiles and relevant parts	Research and Development, Manufacturing, and Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	432,404	2,498,985	464,674	75,667	3,471,730	—	3,471,730
Intersegment	—	37,126	3,296	5,245	45,667	(45,667)	—

Total	432,404	2,536,111	467,970	80,912	3,517,397	(45,667)	3,471,730

Segment profit (loss)	31,198	184,533	50,577	535	266,843	—	266,843

Segment assets	1,302,343	7,155,959	8,538,313	319,772	17,316,387	(213,726)	17,102,661
Depreciation and amortization	19,691	142,959	154,900	3,682	321,232	—	321,232
Capital expenditures	7,838	130,493	524,795	2,163	665,289	—	665,289
As of and for the three months ended June 30, 2017
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	508,540	2,589,935	536,957	77,664	3,713,096	—	3,713,096
Intersegment	—	34,635	2,732	5,449	42,816	(42,816)	—

Total	508,540	2,624,570	539,689	83,113	3,755,912	(42,816)	3,713,096

Segment profit (loss)	78,842	140,344	49,864	161	269,211	—	269,211

Segment assets	1,440,194	7,781,275	9,494,404	318,045	19,033,918	10,393	19,044,311
Depreciation and amortization	18,210	155,103	182,232	3,733	359,278	—	359,278
Capital expenditures	9,914	102,638	465,785	1,688	580,025	—	580,025

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 261,040 million as of June 30, 2016 and JPY 394,601 million as of June 30, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	464,178	1,970,643	172,895	691,777	172,237	3,471,730	—	3,471,730
Inter-geographic areas	441,509	98,160	10,100	139,521	614	689,904	(689,904)	—

Total	905,687	2,068,803	182,995	831,298	172,851	4,161,634	(689,904)	3,471,730

Operating profit (loss)	(19,777)	171,271	1,246	90,321	14,326	257,387	9,456	266,843

Assets	4,198,043	9,579,288	578,115	2,324,820	593,279	17,273,545	(170,884)	17,102,661
Non-current assets other than financial instruments and deferred tax assets	2,432,536	4,119,488	104,429	633,799	173,399	7,463,651	—	7,463,651

As of and for the three months ended June 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	507,944	2,008,877	166,748	827,096	202,431	3,713,096	—	3,713,096
Inter-geographic areas	517,080	121,248	46,519	154,606	1,431	840,884	(840,884)	—

Total	1,025,024	2,130,125	213,267	981,702	203,862	4,553,980	(840,884)	3,713,096

Operating profit (loss)	21,536	101,589	6,653	97,833	14,730	242,341	26,870	269,211

Assets	4,202,768	10,838,441	663,091	2,794,158	643,550	19,142,008	(97,697)	19,044,311
Non-current assets other than financial instruments and deferred tax assets	2,475,066	4,797,297	109,051	703,479	174,345	8,259,238	—	8,259,238

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 261,040 million as of June 30, 2016 and JPY 394,601 million as of June 30, 2017 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainty, such as the period when these lawsuits will be concluded.

2. Impairment loss on investments accounted for using the equity method

For the three months ended June 30, 2016, the Company recognized impairment losses of JPY 12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the three months ended June 30, 2017, the Company did not recognize any significant impairment losses.